SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Affiliated Computer Services, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
008190100

(CUSIP Number of Class of Securities Underlying Options to Purchase Class A Common Stock)
William L. Deckelman, Jr.,
Executive Vice President and General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell
Dallas, Texas 75204
(214) 841-6111

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

Frank Bayouth Skadden, Arps, Slate, Meagher & Flom LLP 1000 Louisiana Street Suite 6800 Houston, Texas 77002-5026 (713) 655-5100	Neil Leff Jeffrey W. Tindell Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036-6522 (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$36,675,000	$1,125.92

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,697,150 shares of Class A common stock of Affiliated Computer Services, Inc. having an aggregate value of $36,675,000 as of June 15, 2007 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$1,119.26

	Form or Registration No.:	005-43971

	Filing party:	Affiliated Computer Services, Inc.

	Date filed:	June 18, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 2, 4, 5, 7, 8 and 11.
Item 12.
SIGNATURE
INDEX TO EXHIBITS
Form of Notice to Certain Eligible Option Holders
Script of Telephonic Reminder

     This Amendment No. 1 amends and supplements the Schedule TO (the “Schedule TO”) filed by Affiliated Computer Services, Inc. (the “Company”) with the Securities and Exchange Commission on June 18, 2007, relating to an offer by the Company to amend certain stock options upon the terms and subject to the conditions set forth in the Offer to Amend Eligible Options, dated June 18, 2007 (the “Offer to Amend”) and the other Disclosure Documents.
     Except as amended and supplemented hereby, all terms of the Offer and the Offer to Amend and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.
     The number of shares of the Company’s Class A common stock underlying options eligible for amendment pursuant to the Offer, as referenced in the introductory paragraph on the second page of the Schedule TO, is hereby amended to 1,697,150.
Items 2, 4, 5, 7, 8 and 11.
     Item 2(b) and each of Items 4, 5(a), 7(a), 8 and 11(a), which incorporate by reference information contained in the Offer to Amend, are hereby amended to state that, as of June 11, 2007, eligible option holders held eligible options to purchase 1,697,150 shares of the Company’s Class A common stock instead of the 1,696,150 shares previously disclosed.
     Each of Items 4(a), 5(a) and 7(a), which incorporate by reference information contained in the Offer to Amend, is hereby amended to state that, assuming that all eligible options outstanding on the date of the offer are amended, then the total cash payments that the Company will be required to make pursuant to the offer will be approximately $4,063,259.
Item 12.
     The cover page for each of Exhibit (a)(1)(C) and Exhibit (a)(1)(H) is amended to reflect that the offer is being made by “Affiliated Computer Services, Inc.”
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(I)	Form of Notice to Certain Eligible Option Holders Regarding Election Form
(a)(1)(J)	Script of Telephonic Reminder Regarding Election Form Due Date

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AFFILIATED COMPUTER SERVICES, INC.
/s/ John H. Rexford
John H. Rexford,
Executive Vice President and Chief Financial Officer

Date:     July 11, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend Eligible Options, dated June 18, 2007.

(a)(1)(B)*	Letter from Lynn Blodgett, dated June 18, 2007.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	E-mail from Lynn Blodgett, dated June 18, 2007.

(a)(1)(F)*	Form of Acknowledgment of Receipt of Election Form/Withdrawal Form.

(a)(1)(G)*	Form of Reminder E-mails to Employees of Expiration Date.

(a)(1)(H)*	Form of Amendment to Stock Option Agreement and Promise to Make Cash Payment.

(a)(1)(I)	Form of Notice to Certain Eligible Option Holders Regarding Election Form

(a)(1)(J)	Script of Telephonic Reminder Regarding Election Form Due Date

(b)	Not Applicable.

(d)(1)	1997 Stock Incentive Plan (filed as Appendix D to ACS’ Joint Proxy Statement on Schedule 14A filed on November 14, 1997) incorporated herein by reference.

(d)(2)	Amendment No. 1 to 1997 Stock Incentive Plan, dated as of October 28, 2004 (filed as Exhibit 4.6 to ACS’ Registration Statement on Form S-8, filed on December 6, 2005) incorporated herein by reference.

(d)(3)	Form of Stock Option Agreement (filed as Exhibit 10.17 to ACS’ Annual Report on Form 10-K, filed on September 13, 2005) incorporated herein by reference.

(d)(4)	Voting Agreement between Darwin Deason and the Company dated February 9, 2006 (filed as Exhibit 9.1 to ACS’ Quarterly Report on Form 10-Q, filed on February 9, 2006) incorporated herein by reference.

(d)(5)	Waiver Agreement among the Company, Cerberus Capital Management, L.P. and Darwin Deason dated June 10, 2007 (filed as Exhibit 99.2 to ACS’ Current Report on Form 8-K, filed on June 11, 2007) incorporated herein by reference.

(d)(6)	Exclusivity Agreement between Darwin Deason and Cerberus Capital Management, L.P. dated March 20, 2007 (filed as Exhibit 99.3 to ACS’ Current Report on Form 8-K, filed on June 11, 2007) incorporated herein by reference.

(g)	Not Applicable.

(h)	Not Applicable.
* Previously filed.